UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Hong Kong Arbitration and Litigation Update

Set-Aside Proceedings

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on April 23, 2021 the arbitrator (the “arbitrator”) in the Company’s ongoing arbitration with Greater Sail Limited (“GSL”) in Hong Kong granted GSL an interim preservation order requiring, among other things, that the Company not dissipate the funds held by Triumph Commitment (Hong Kong) Limited, a subsidiary of the Company, in its Hong Kong Credit Suisse account (the “CS Account”) and any traceable proceeds of monies that GSL paid the Company under the previously disclosed private placement conducted in 2020 (whereby the Company issued and sold approximately 16.1 million shares of the Company for approximately $146.9 million). On April 29, 2021, GSL obtained an order before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) enforcing the arbitrator’s interim preservation order (the “HK Preservation Order”).

As previously disclosed, (i) on April 6, 2023 the arbitrator issued the first partial award, dismissing all of GSL’s claims against the Company; (ii) on April 29, 2023, the arbitrator issued an order, effective as of May 8, 2023, discharging the HK Preservation Order; and (iii) on July 28, 2023, the arbitrator issued a second partial award quantifying the Company’s counterclaims against GSL. Further, on April 20, 2023, GSL initiated proceedings before the Hong Kong Court to set aside the arbitrator’s first partial award. On August 4, 2023 GSL applied to set aside the second partial award. The initial hearing before the Hong Kong Court took place on October 4, 2023, whereby the Hong Kong Court considered GSL’s application to set aside the arbitrator’s first partial award and the status of the HK Preservation Order. The hearing was then adjourned.

The continuation of the hearing before the Hong Kong Court took place as scheduled on December 15, 2023. The Hong Kong Court made no determinations at this hearing and reserved judgment. The HK Preservation Order remains in place. The Hong Kong Court is required to issue a judgment within six months of this hearing.

Anti-Suit Injunction

As previously disclosed, in December 2021 GSL filed a lawsuit (the “GSL Shenzhen Litigation”) before the Shenzhen Intermediate People’s Court in the People’s Republic of China against the Company, Nam Tai Group Limited (“NTG”), Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”), and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), each of which are wholly owned subsidiaries of the Company, alleging that GSL owns (i) equity held by NTG in NTI representing a $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB50 million capital contribution. On July 7, 2023, the arbitrator issued an anti-suit injunction ordering GSL to take all steps necessary to withdraw the GSL Shenzhen Litigation. On August 29, 2023, GSL took out an application to set aside the arbitrator’s anti-suit injunction before the Hong Kong Court.

The Hong Kong Court heard GSL’s application on December 11, 2023. The Hong Kong Court issued a decision at the hearing, dismissing GSL’s application. The Hong Kong Court further ordered GSL to take all necessary steps to promptly dismiss the GSL Shenzhen Litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer